CORECOMMODITY MANAGEMENT, LLC

680 Washington Blvd., 11th Floor

Stamford, CT 06901

December 22, 2023

Ms. Lucas Foss, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS| CoreCommodity Management CompleteCommodities Strategy Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Foss:

This letter confirms ALPS Advisors, Inc.’s (“ALPS Advisors”) and CoreCommodity Management LLC’s (the “Sub-Adviser”) agreement with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that they are entitled to receive from the Fund.

With respect to the Fund’s Class A, Investor Class, Class C and Class I shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed 1.05% for Class A, Investor Class shares and Class C shares and 1.15% for Class I shares. The Sub-Adviser will reduce the fee payable by ALPS Advisors with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

In addition, with respect to the Fund’s Class A, Investor Class, Class C and Class I shares, and with reference to that certain Investment Sub-Advisory Agreement dated April 16, 2018 (the “Subsidiary Sub-Advisory Agreement”) among the Adviser, the Sub-Adviser, and the Subsidiary, the Sub-Adviser hereby agrees to contractually waive a portion of its Sub-Advisory Fee (payable by the Adviser to the Sub-Adviser in connection with the Fund) in an amount equal to the management fees paid by the Adviser to the Sub-Adviser under the Subsidiary Sub-Advisory Agreement, in each case over the same given period.

The Sub-Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of February 28, 2024, and shall continue at least through February 28, 2025. ALPS Advisors agrees to reduce its management fee to the extent that the Sub-Adviser is required to waive its management fee under the terms of this letter agreement.

The Sub-Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. ALPS Advisors will be permitted to recover from the Fund any management fees it has waived in connection with the Fund, and ALPS Advisors agrees to remit such recoveries to the Sub-Adviser to the extent the Sub-Adviser is permitted to recover a portion of its management fee pursuant to the foregoing sentence. Notwithstanding the foregoing, the Fund will not pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated on a monthly basis.

CORECOMMODITY MANAGEMENT LLC

By:	/s/Andrew R. Kaplan / Patricia S. Rube
Name:	Andrew R. Kaplan / Patricia S. Rube
Title:	COO GC

ALPS ADVISORS, INC.

By:	/s/Laton Spahr
Name:	Laton Spahr
Title:	President, ALPS Advisors

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:	/s/Lucas Foss
Name:	Lucas Foss
Title:	President

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